Unico, Incorporated

8880 Rio San Diego Drive, 8th Floor

San Diego, CA  92108

October 12, 2009

Karl Hiller/Craig Arakawa

Securities and Exchange Commission

100 F Street, NW

Washington, D.C. 20549-7010

RE:

Unico, Incorporated

Form 10-K for the Fiscal Year Ended February 20, 2009

Form 10-Q for the Fiscal Quarter Ended May 31, 2009

Reply to SEC Comment Letter dated July 29, 2009

File No. 000-30239

Gentlemen:

This letter is being sent in response to each of the 5 comments contained in the Commission’s letter of July 29, 2009.  Each of the comments has been repeated below, and the response of Unico, Incorporated (“Unico” or the “Company”) to each comment is set forth immediately following each comment.  Please note that an amendment to Unico’s Annual Report on Form 10-K/A and an amendment to Unico’s Quarterly Report on Form 10-Q/A are being filed together with this letter in response to the comment letter.

Form 10-K for the Fiscal Year Ended February 28, 2009

General

1.

We suggest that you contact us by telephone in preparing your responses to the comments in this letter in advance of filing further amendments.

Answer:  We have had telephone discussions with Mr. Craig Arakawa concerning the comments and the Company’s responses prior to submitting this letter and the amendments.

Controls and Procedures, page 32

2.

The date of your conclusion about the effectiveness of internal control over financial reporting must correspond with the date of your fiscal year-end to comply with Item 308 of Regulation S-K.

Answer:  A correction has been made in the second full paragraph on page 32 to state that the date of our conclusion about the effectiveness of internal control over financial reporting was February 28, 2009, the same date as our fiscal year end.

Financial Statements

General

3.

We note your response to prior comment 3, regarding your status as an exploration stage company.  Although you now include the inception-to-date information, your auditors have not made reference to this information in their report.

If your auditors have audited the cumulative information, please request that they revise their audit report to cover this period.  Otherwise you will need to label all inception-to-date information in your financial amendments as “unaudited”.

Answer:  The auditors have audited the cumulative information, and they have revised their audit report to cover the inception-to-date period.

Note 2 – Related Party Debentures, page F-12

4.

We have read your response to prior comments 5 and 6, regarding your accounting for the convertible debentures, including the provisions allowing the counterparties to elect at any time conversion of the balance payable (including accrued interest) into your common shares at a discount from the quoted market price of your shares at the time of conversion.  We understand that your accounting has been included establishing a debt discount upon issuances, and a separate derivative liability for the conversion feature, with periodic changes in value recognized in your Statement of Operations.

We have consulted with our Division’s Office of Chief Accountant regarding your accounting for these instruments, and do not believe that your accounting has complied with generally accepted accounting principles.  We believe that it will be necessary for you to revise your financial statements to correct this accounting.

Since your debentures are immediately convertible into a variable number of shares based on a fixed monetary amount, you should follow the guidance in paragraph 12 of SFAS 150.  This would require no separate accounting for the conversion option.  Instead, the debentures should be classified as liabilities and reported at their full fair value (i.e. the fixed monetary value of shares into which the debentures are convertible).

For example, the liability for debentures that are convertible into your common shares using a 50% discount on the market price should be reported at twice the amount of the principal, plus twice the amount of any accrued interest convertible at this rate (i.e. add principal and interest then divide the result by the conversion rate per dollar, being $1.00 less the $0.50 discount).  Similarly, the liability for debentures that are convertible into your common shares using a 20% discount on the market price should be calculated by dividing the sum of principal and convertible interest by $0.80.  Applying this guidance to the amounts shown in your tabulation under the heading, which shows a principal balance of $7,879,368 as of February 28, 2009, reflecting amounts convertible using 20% and 50% discounts, would yield a liability of $15,336,170.

The excess of the amount recognized as a liability for the convertible debentures over the proceeds received upon their issuance should be recognized as interest expense on the date of issuance.  We do not believe that you should recognize a discount upon issuance or a separate derivative liability for the conversion option on the debentures.  We believe that you will need to revise your accounting and all related disclosures accordingly.  Please contact us by telephone to make the necessary arrangements.

Answer:  In response to this comment we have corrected the way the Company’s convertible debentures are accounted for by basing the accounting on SFAS 150 of the Financial Accounting Standards Board (FASB).  This resulted in changes in the restated financial statements, footnotes, and related management’s discussion and analysis of financial condition.  This correction of an error in accounting eliminates the derivative liability, discount on debt, and the derivative loss.  It adds a debenture payable for beneficial conversion, and an accrued interest payable for beneficial conversion, and it changes interest expense.  As a result of this accounting correction of an error, the Company’s accumulated deficit as of February 28, 2009 decreased by $4,008,674, and the Company’s net loss for the fiscal year ended February 28, 2009 decreased by $3,021,016.  These changes are reflected in the 10-K/A.  Also as a result of this accounting correction of an error, the Company’s accumulated deficit as of May 31, 2009 decreased by $4,834,007, and the Company’s net loss for the three months ended May 31, 2009 decreased by $825,333.  These changes are reflected in the 10-Q/A.

5.

We understand that you do not presently have outstanding stock options or warrants to acquire your common shares.  However, given that the number of shares into which your convertible debentures are convertible is variable and virtually unlimited, if you do issue such instruments in the future, we expect that you would be unable to conclude that you had sufficient authorized and unissued shares to settle contracts within the scope of EITF 00-19.

Therefore in the event that you issue stock options or warrants to acquire your common shares in the future, some or possibly all of these may need to be recorded as derivative liability in accordance with the guidance in paragraphs 19 through 24 of EITF 00-19, if the convertible debentures remain outstanding.  You would need to recognize changes in the fair value of any derivative liabilities in your Statements of Operations.

For purposes of determining the appropriate classification of stock options and warrants that you issue in the future, you may (but are not required to) sequence these contracts in accordance with the guidance in paragraph 11 of EITF 00-19, provided that your sequencing methodology is systematic, rational, and consistently applied.

Answer:  In the event that Unico issues stock options or warrants to acquire Unico’s common shares in the future, Unico intends to record some or possibly all of the shares as a derivative liability in accordance with the guidance in paragraphs 19 through 24 of EITF 00-19, if the convertible debentures remain outstanding at that time.  We note that Unico would need to recognize changes in the fair value of any derivative liabilities in Unico’s Statements of Operations.  In such event, Unico may sequence these contracts in accordance with the guidance in paragraph 11 of EITF 00-19, provided that the sequencing methodology used is systematic, rational, and consistently applied.

 The Company acknowledges the following:

1.        The Company is responsible for the adequacy and accuracy of the disclosure in the Company’s Annual Report on Form 10-K/A and the Company’s Quarterly Report on Form 10-Q/A which accompany this letter;

2.

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing.

3.

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning this letter or the amendments to the Company’s Annual Report on Form 10-K/A or the Company’s Quarterly Report on Form 10-Q/A that are filed together with this letter, please let me know.

Sincerely,

Unico, Incorporated

/s/ Kenneth C. Wiedrich

By: Kenneth C. Wiedrich, Chief Financial Officer